Exhibit 99.1

Summary of Consolidated Financial Results

For the Three-Month Period Ended June 30, 2018

[Japanese GAAP]

August 14, 2018

Company name:	FRONTEO, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.fronteo.com/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Tomohiro Uesugi, Chief Financial Officer
Tel:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	August 14, 2018
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	Yes
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Three-Month Period Ended June 30, 2018 (from April 1, 2018 to June 30, 2018)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

							Net income attributable to
Three-month	Net sales		Operating income		Ordinary income		owners of the parent
period ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2018	2,756	2.9	158	—	222	—	139	—
June 30, 2017	2,677	(4.1)	(662)	—	(680)	—	(456)	—

Note:    Comprehensive income

Three-month period ended June 30, 2018	¥172 million [—%]
Three-month period ended June 30, 2017	¥(149) million [—%]

	Net income per share	Net income per share
Three-month	(basic)	(diluted)
period ended	Yen	Yen
June 30, 2018	3.66	3.61
June 30, 2017	(12.01)	—

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
June 30, 2018	13,815	4,580	31.2
March 31, 2018	14,465	4,353	28.0

Reference: Equity

As of June 30, 2018	¥4,312 million
As of March 31, 2018	¥4,048 million

Note:   The “Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan (ASBJ) Statement No. 28 of February 16, 2018) is applied effective from the three-month period ended June 30, 2018. Major management indicators for the three-month period ended June 30, 2017, and for the fiscal year ended March 31, 2017, are presented after applying the accounting standard above retrospectively.

2.   Dividends

	Dividend per share
	End of the	End of the	End of the	End of
	three-month period	six-month period	nine-month period	the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2018	—	0.00	—	0.00	0.00

Year ending March 31, 2019	—

Year ending March 31, 2019 (Forecast)		0.00	—	3.00	3.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2019 (from April 1, 2018 to March 31, 2019)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2019	13,800	13.0	700	293.9	600	—	300	—	7.89

Note: Changes from the latest consolidated forecasts: None

Notes:

(1)     Changes in important subsidiaries during the three-month period ended June 30, 2018 (changes in the scope of consolidation): None

(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates, and restatements

1) Changes in accounting policies associated with the revision of accounting standards:	Yes
2) Changes in accounting policies other than the 1) above:	None
3) Changes in accounting estimates:	None
4) Restatements:	None

(4)     Number of issued and outstanding shares (common stock)

1)  Number of issued and outstanding shares (including treasury stock)

As of June 30, 2018:	38,111,862 shares
As of March 31, 2018:	38,029,862 shares

2)  Number of treasury stock

As of June 30, 2018:	630 shares
As of March 31, 2018:	630 shares

3)  Average number of issued and outstanding shares during the three-month period ended

June 30, 2018:	38,044,623 shares
June 30, 2017:	37,980,090 shares

*      This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures to be performed by certified public accountants or an audit firm.

*      Explanations concerning the appropriate use of the forecasts for results of operations and other special matters

•       The forecasts for results of operations in this report are based on information currently available to FRONTEO, Inc. (the “Company”) and assumptions determined to be reasonable and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors.

Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Three-Month Period Ended June 30, 2018		2

	(1)	Explanations regarding the operating results	2

	(2)	Explanations regarding the consolidated financial position	4

	(3)	Explanations regarding the forecasts for the consolidated financial results	5

2.	Quarterly Consolidated Financial Statements		6

	(1)	Quarterly consolidated balance sheets	6

	(2)	Quarterly consolidated statements of income and consolidated statements of comprehensive income	8

	(3)	Notes to the quarterly consolidated financial statements	10

		Going concern assumptions	10

		Significant changes in shareholders’ equity	10

		Specific accounting treatments for the preparation of the quarterly consolidated financial statements	10

		Changes in accounting policies	10

		Segment information	11

		Supplementary information	12

3.	Other		13

		Significant matters on the premise of going concern	13

1.        Qualitative Information on Financial Results for the Three-Month Period Ended June 30, 2018

The forecasts included in this summary are based on assumptions which management of the Company and its consolidated subsidiaries (the “Group”) determined to be reasonable as of June 30, 2018 and other information currently available. The Group applies the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28 of February 16, 2018) effective from the three-month period ended June 30, 2018. Major management indicators for the three-month period ended June 30, 2017 and for the fiscal year ended March 31, 2017 are presented after applying the accounting standard above retrospectively.

(1)     Explanations regarding the operating results

The Group operates under a mission of “Being a Bright Value Creator—providing solutions to unearth risks and opportunities buried deep within the data to bring fairness into an information society,” making full use of the Group’s sophisticated information analysis technologies, particularly a proprietary artificial intelligence (“AI”)-based search engine called KIBIT, to create an environment where users can obtain essential and appropriate information and to solve challenges faced by society in a wide array of fields from the Group’s founding business of international litigation support and fraud investigation services to other businesses, including manufacturing, finance, retail, logistics, healthcare and nursing.

In the Legal Tech business, the eDiscovery market (contracts with companies in Asia) is expected to continue to expand at approximately 15% annually (Mordor Intelligence “Global e-Discovery Market 2017-2023”). This is primarily driven by a continuous increase in the volume of electronically stored information in companies subject to the eDiscovery process, while the pressure for lower unit prices grows stronger each year. In the coming years, the market could evolve and shift in favor of vendors with their own eDiscovery tools. The Group focused on creating a cross-border operating platform to win projects from companies in Asia through practical application of its proprietary eDiscovery support system “Lit i View” (“LiV”) to the fullest extent, leveraging the LiV’s processing capability for Asian language eDiscovery, the efficiency arising from the use of AI technology, and the capacity to provide one-stop services covering the whole eDiscovery process for its customers. Amid the increase of large-scale projects, the Group newly established the Global Legal Business Management Department in order to more efficiently manage, operate, and assess projects on a group-wide basis, rather than doing so on a business location basis. As a result of these marketing efforts started in the three-month period ended December 31, 2017, large projects in Asia are contributing to the increase in sales. Furthermore, the Group started the development of the second generation of the eDiscovery support system, LiV, by applying technical know-how obtained in the AI solution field for improving processes for eDiscovery projects aiming to the Group’s medium- to long-term growth.

In the AI Solution business, the Group performed well in Japan in the fields of business intelligence and healthcare. As a result, the number of companies that have implemented KIBIT products increased to 90 in the AI Solution business, which employs a stock business model. As a result, net sales in the overall AI Solution business for the three-month period ended June 30, 2018 increased by 43.6% year on year.

In the business intelligence field, KIBIT was selected as the first AI project by the Financial Services Agency of Japan under its FinTech Proof-of-Concept Hub project in the three-month period ended June 30, 2018. The Group expects that KIBIT sales will increase in this field, given that it has been officially verified under the project that KIBIT significantly enhances the efficiency of record-checking processes for financial institutions, as indicated in the test result released on August 1, 2018. Further, amid the increasing needs of consumers and diversification of financial instruments, more financial institutions are seeking to reduce their time-consuming record-checking processes and their working hours while successfully providing “customer first” services. The Group believes that such circumstances will also contribute to the increase in KIBIT sales. The Company also launched a new product called “KIBIT Find Answer,” a supporting tool for answering customers’ frequently-asked-questions that is expected to meet a strong need in various industries and businesses.

In the healthcare field, a significant achievement for the Group during the three-month period ended June 30, 2018, was the obtaining of a patent for the Group’s second proprietary AI-based search engine called “Concept Encoder.” This technology allows users to analyze numerical data, such as gene expression, vital signs and laboratory test values, in addition to language information, and promotes the use of big data in the healthcare sector. The new technology has already been utilized in a broad spectrum of data analyses in the medical fields of diagnosis support, nursing and care support, and has gained the support of the pharmaceutical industry, and the Group will continue to address diversifying needs presented in the healthcare sector in the fiscal year ending March 31, 2019 and thereafter.

In order to accelerate the Group’s extension and optimize management of its AI Solution business, the Company merged its consolidated subsidiary, FRONTEO Communications, Inc. (“FCC”), as the dissolved company, into the Company, as the surviving company, effective May 8, 2018. Since its establishment, FCC provided KIBIT-supported solutions to its customers in the Business-to-Consumer business areas in the digital communication field. Following the merger, the business intelligence field and the digital communication field are combined and accounted for under the name of “Business intelligence field,” effective from the fiscal year ending March 31, 2019.

As a result, in its consolidated operating results for the three-month period ended June 30, 2018, the Group recorded net sales of 2,756,001 thousand yen (a 2.9% increase year-on-year), operating income of 158,860 thousand yen (operating loss of 662,414 thousand yen for the same period of the previous year), ordinary income of 222,350 thousand yen due to a foreign exchange gain of 78,505 thousand yen (ordinary loss of 680,311 thousand yen for the same period of the previous year), and net income attributable to owners of the parent of 139,411 thousand yen (net loss attributable to owners of the parent of 456,248 thousand yen for the same period of the previous year). The Group’s operating results moved back into the black at all profit levels.

The following is an overview of the financial results of each reportable segment for the three-month period ended June 30, 2018:

Legal Tech business

1)                 eDiscovery services

Net sales from eDiscovery services were 2,532,258 thousand yen, an increase of 2.2% from the same period of the previous year, driven by steady sales in South Korea and Taiwan by country of residence of customers, as a result of focusing primarily on establishment of the cross-border operating platform.

2)                 Forensic services

Net sales from forensic services were 74,941 thousand yen, a decrease of 21.9 % from the same period of the previous year, due to a drop in the number of projects related to the forensic investigation services for payment cards and consulting services, and that of contracts with the U.S. government.

As a result, net sales of the Legal Tech segment were 2,607,199 thousand yen, an increase of 1.3 % from the same period of the previous year. Additionally, as shown in the segment information section below, operating income for the Legal Tech business was 237,083 thousand yen (operating loss of 448,317 thousand yen for the same period of the previous year).

Overview of net sales by service type is as follows:

		(Thousands of yen)

Service type		Total
1. eDiscovery services	Review	651,348
		(671,719)
	Collection and Process	613,112
		(620,586)
	Hosting	1,267,797
		(1,185,184)
	Total	2,532,258
		(2,477,490)

2. Forensic services		74,941
		(95,940)

Total net sales for the Legal Tech business		2,607,199
		(2,573,431)

The amounts in parentheses are net sales for the same period in the previous year.

Overview of net sales by country of residence of customers is as follows:

(Thousands of yen)

Country of residence of customers	Total
Japan and other countries in Asia	1,212,820
(1,055,303)

United States and Europe	1,394,379
(1,518,128)

Total net sales of the Legal Tech business	2,607,199
(2,573,431)

The amounts in parentheses are net sales for the same period of the previous year.

AI Solution business

In the AI Solution segment, achievement from the pipeline, such as robust performance in Japan for solutions for financial institutions in the business intelligence field, aided the business in steadily building up the scale of business operations.

Net sales from the AI Solution segment were 148,801 thousand yen, an increase of 43.6% from the same period in the previous year. However, new business-related costs of 227,024 thousand yen for new product development, sales and marketing activities led to an operating loss of 78,223 thousand yen (operating loss of 214,097 thousand yen for the same period in the previous year). Expenses related to back-office divisions of the Company of 11,064 thousand yen were allocated to the AI Solution segment.

Overview of net sales by service type is as follows:

		(Thousands of yen)

		Total
AI Solution business	Business intelligence	133,158
		(90,188)
	Healthcare	12,529
		(11,476)
	AI Solution-overseas	3,112
		(1,974)

Total net sales from the AI Solution business		148,801
		(103,639)

The amounts in parentheses are net sales for the same period of the previous year.

(2)     Explanations regarding the consolidated financial position

(Assets)

Total assets decreased by 649,774 thousand yen to 13,815,558 thousand yen compared with the end of the previous year.

Current assets decreased by 676,404 thousand yen to 7,403,946 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 1,004,449 thousand yen in cash and deposits and an increase of 317,898 in prepaid expenses under other.

Noncurrent assets increased by 26,630 thousand yen to 6,411,611 thousand yen compared with the end of the previous year.

(Liabilities)

Total liabilities decreased by 876,821 thousand yen to 9,234,909 thousand yen compared with the end of the previous year.

Current liabilities decreased by 525,947 thousand yen to 3,613,193 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 410,000 thousand yen in short-term loans payable.

Noncurrent liabilities decreased by 350,874 thousand yen to 5,621,716 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 317,198 thousand yen in long-term loans payable and a decrease of 31,994 thousand yen in deferred tax liabilities.

(Net Assets)

Total net assets increased by 227,047 thousand yen to 4,580,648 thousand yen compared with the end of the previous year. This was attributable primarily to an increase of 139,411 thousand yen in retained earnings and an increase of 96,623 thousand yen in foreign currency translation adjustment.

(3)     Explanations regarding the forecasts for the consolidated financial results

No adjustments have been made to the consolidated operating forecasts for the year ending March 31, 2019, announced on May 15, 2018.

Note:      The operating forecasts are based on assumptions which management of the Group determined to be reasonable as of June 30, 2018 and other information currently available to the Company and contain uncertainties. Actual operating results may differ from the forecasts due to various factors.

2.              Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2018	As of June 30, 2018
Assets
Current assets
Cash and deposits	5,130,620	4,126,171
Notes and accounts receivable-trade	2,631,007	2,697,110
Merchandise	37,313	42,368
Supplies	3,425	3,755
Other	359,050	654,419
Allowance for doubtful accounts	(81,065)	(119,877)
Total current assets	8,080,351	7,403,946
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	147,357	139,828
Vehicles, net	3,320	3,076
Tools, furniture and fixtures, net	445,924	496,542
Leased assets, net	166,249	152,228
Other, net	—	8,072
Total property, plant and equipment	762,851	799,748
Intangible assets
Software	673,275	619,178
Goodwill	1,807,080	1,840,908
Customer-related assets	1,671,594	1,702,734
Other	232,171	281,169
Total intangible assets	4,384,121	4,443,990
Investments and other assets
Investment securities	848,714	756,914
Guarantee deposits	124,074	131,178
Long-term deposits	212,480	221,080
Deferred tax assets	—	1,945
Other	52,739	56,753
Total investments and other assets	1,238,008	1,167,872
Total noncurrent assets	6,384,981	6,411,611
Total assets	14,465,333	13,815,558

(Thousands of yen)

	As of March 31, 2018	As of June 30, 2018
Liabilities
Current liabilities
Accounts payable-trade	143,900	114,801
Short-term loans payable	1,500,000	1,090,000
Current portion of long-term loans payable	960,949	936,422
Accounts payable-other	275,411	240,830
Income taxes payable	223,930	129,294
Provision for bonuses	16,094	73,510
Provision for loss on business liquidation	190,847	123,346
Other	828,007	904,986
Total current liabilities	4,139,140	3,613,193
Noncurrent liabilities
Bonds with subscription rights to shares	1,250,000	1,250,000
Long-term loans payable	4,044,314	3,727,115
Deferred tax liabilities	194,914	162,920
Liabilities for retirement benefits	40,836	51,129
Asset retirement obligations	45,248	45,375
Other	397,276	385,176
Total noncurrent liabilities	5,972,591	5,621,716
Total liabilities	10,111,731	9,234,909
Net assets
Shareholders’ equity
Capital stock	2,507,346	2,553,906
Capital surplus	2,292,432	2,337,992
Retained earnings	(728,370)	(588,959)
Treasury stock	(26)	(26)
Total shareholders’ equity	4,071,382	4,302,913
Accumulated other comprehensive income (loss)
Valuation difference on available-for-sale securities	514,209	450,519
Foreign currency translation adjustment	(537,339)	(440,715)
Total accumulated other comprehensive (loss) income	(23,129)	9,803
Subscription rights to shares	265,884	228,103
Noncontrolling interests	39,464	39,828
Total net assets	4,353,601	4,580,648
Total liabilities and net assets	14,465,333	13,815,558

(2)         Quarterly consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income for the three-month period ended June 30, 2018

(Thousands of yen)

	For the three-month period ended June 30, 2017	For the three-month period ended June 30, 2018
Net sales	2,677,071	2,756,001
Cost of sales	1,820,650	1,517,565
Gross profit	856,421	1,238,435
Selling, general and administrative expenses	1,518,835	1,079,575
Operating (loss) income	(662,414)	158,860
Nonoperating income
Interest income	170	303
Dividend income	11,250	14,400
Foreign exchange gains	—	78,505
Rent income	5,979	—
Other	4,738	315
Total nonoperating income	22,137	93,524
Nonoperating expenses
Interest expenses	13,778	12,273
Foreign exchange losses	15,666	—
Syndicated loan fees	1,187	7,937
Other	9,402	9,823
Total nonoperating expenses	40,034	30,033
Ordinary (loss) income	(680,311)	222,350
Extraordinary income
Gain on reversal of subscription rights to shares	—	16,898
Total extraordinary income	—	16,898
(Loss) income before income taxes	(680,311)	239,248
Income taxes	(226,611)	99,473
Net (loss) income	(453,699)	139,775
Net income attributable to noncontrolling interests	2,548	363
Net (loss) income attributable to owners of the parent	(456,248)	139,411

Consolidated statements of comprehensive income for the three-month period ended June 30, 2018

(Thousands of yen)

	For the three-month period ended June 30, 2017	For the three-month period ended June 30, 2018
Net (loss) income	(453,699)	139,775
Other comprehensive income (loss)
Valuation difference on available-for-sale securities	337,811	(63,690)
Foreign currency translation adjustment	(33,562)	96,623
Total other comprehensive income	304,248	32,933
Comprehensive (loss) income	(149,450)	172,708
Comprehensive (loss) income:
Comprehensive (loss) income attributable to owners of the parent	(151,999)	172,344
Comprehensive income attributable to noncontrolling interests	2,548	363

(3)     Notes to the quarterly consolidated financial statements

Going concern assumptions

Not applicable.

Significant changes in shareholders’ equity

There were no significant changes in shareholders’ equity compared with the end of the previous year.

Specific accounting treatments for the preparation of the quarterly consolidated financial statements

Income tax expenses are calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the three-month period pertains, and multiplying income before income taxes for the three-month period by the estimated effective tax rate.

Changes in accounting policies

The Group applies the “Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, which Involve Considerations, with Vesting Conditions” (ASBJ Practical Issues Task Force (PITF) No. 36 of January 12, 2018), for transactions granting employees and other eligible individuals stock acquisition rights, which involve considerations, with vesting conditions (the “Transactions”), on or after April 1, 2018, and accounts for the Transactions in accordance with the “Accounting Standard for Share-based Payment and its Implementation Guidance” (ASBJ Statement No. 8 of December 27, 2005) and other related standards and guidance.

However, with respect to the application of the PITF No. 36, the Group adopts the transitional provisions in item (3), paragraph 10 of the PITF No. 36 and continues to account for the Transactions that took place before April 1, 2018 in accordance with the previous accounting policies.

Segment information

I. Three-month period of the previous year (from April 1, 2017 to June 30, 2017)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

					Amounts
					reported in the
					consolidated
	Reportable segment			Adjustments	financial
	Legal Tech	AI Solution	Total	*1	statements *2
Net sales
(1) External sales	2,573,431	103,639	2,677,071	—	2,677,071
(2) Intersegment sales and transfers	—	—	—	—	—
Total	2,573,431	103,639	2,677,071	—	2,677,071
Segment profits (losses)	(448,317)	(214,097)	(662,414)	—	(662,414)

Notes:

(1)    The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2)    Total segment profits (losses) are equal to operating loss reported in the quarterly consolidated statements of operations.

2)  Information relating to assets for each reportable segment

Not applicable.

3)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

Not applicable.

4)  Matters relating to changes in reportable segments

Not applicable.

II. Three-month period of the current year (from April 1, 2018 to June 30, 2018)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

					Amounts
					reported in the
					consolidated
	Reportable segment			Adjustments	financial
	Legal Tech	AI Solution	Total	*1	statements *2
Net sales
(1) External sales	2,607,199	148,801	2,756,001	—	2,756,001
(2) Intersegment sales and transfers	—	—	—	—	—
Total	2,607,199	148,801	2,756,001	—	2,756,001
Segment profits (losses)	237,083	(78,223)	158,860	—	158,860

Notes:

(1)    The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2)    Total segment profits (losses) are equal to operating income reported in the quarterly consolidated statements of operations.

2)  Information relating to assets for each reportable segment

Not applicable.

3)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

Not applicable.

4)  Matters relating to changes in reportable segments

From the three-month period ended March 31, 2018, reportable segments, namely Japan (Legal), USA, and Other are aggregated and renamed to “Legal Tech.” In addition, Japan (AI) and Other are aggregated into a single segment called “AI Solution” to better reflect the economic characteristics and nature of the products.

Segment information for the three-month period ended June 30, 2017, presented as comparative information for the three-month period ended June 30, 2018, is prepared in the new segment category for the calculation of profit or loss, which is different from profit or loss disclosed as the segment information in the previous fiscal year.

In addition, the Group modified the classification and allocation of selling, general and administrative expenses, associated with the change in the management classification, effective from the three-month period ended June 30, 2018, and the segment information for the three-month period ended June 30, 2017 is presented under the new classification.

Supplementary information

The Group applies the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28 of February 16, 2018) effective from the three-month period ended June 30, 2018 and presents deferred tax assets under investments and other assets and deferred tax liabilities under noncurrent liabilities.

3.              Other

Significant matters on the premise of going concern

The Group is currently experiencing events or circumstances which have given rise to material doubt as to the assumption of a going concern, resulting from the fact that the Group has recorded a consolidated ordinary loss for the second consecutive year in the fiscal year ended March 31, 2018, resulting in the Group’s violation of certain financial covenants included in certain loan agreements with financial institutions.

However, the financial institutions and the Company have reached an agreement under which the financial institutions will forebear on exercising any remedies for the time being, and therefore, the Group concluded that a significant uncertainty as to the assumption of a going concern does not exist.

In the Legal Tech business, the Group expects that the measures taken beginning from the fiscal year ended March 31, 2018, such as establishment of a cross-border marketing framework and reinforcement of the business operational structure of the U.S. subsidiary, will contribute to generating profits over the fiscal year ending March 31, 2019. In the AI Solution business, the Group plans to develop new business areas and marketing partners in order to accelerate its business expansion in addition to further growth in the existing areas, such as finance and intellectual properties. In the health care field, the Group plans to continue to provide operational improvement consulting services to the pharmaceutical sector and medical device manufacturers and focus on winning joint research and/or contracted development projects. Through these measures, the Group will strive for the earliest resolution of the current circumstances for the sake of future growth of the businesses and improvement of its operating results and financial position.

***

This report is solely a translation of the “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.